RLX Technology Inc.

19/F, Building 1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing 100026

People’s Republic of China

August 9, 2022

VIA EDGAR

Mr. Joseph Klinko

Mr. John Cannarella

Mr. Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RLX Technology Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 29, 2022 (File No. 001-39902)

Dear Mr. Klinko, Mr. Cannarella and Mr. Hiller:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 26, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Key Information

Our Holding Company Structure and Contractual Arrangements With the Consolidated Variable

Interest Entity, page 3

1.	We note that you have provided some disclosures on pages 3 through 13, including references to related disclosures elsewhere in the filing, which appear to be partially responsive to some of the sample comments for China-Based Companies that were posted to our website in December 2021. However, we did not observe all of the disclosures that were suggested by the sample comments. Therefore, this letter includes comments seeking the disclosure of additional information based on that guidance.

RLX Technology Inc.
August 9, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the following disclosure in Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (with deletions shown as strike-through and additions underlined):

“RLX Technology Inc. is not an operating company, but rather a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity. Our Cayman Islands holding company does not conduct business operations directly. We conduct ~~our~~ operations in China through (i) our PRC subsidiar~~y~~ies and (ii) the consolidated VIE with which we have maintained contractual arrangements and its subsidiaries. As advised by our PRC legal counsel, Han Kun Law Offices, ~~A~~according to the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarettes Industry (for Trial Implementation), or the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the business of production, sales and distribution of e-vapor products conducted through the consolidated VIE and its subsidiaries are subject to foreign investment restrictions or regulatory approval; ~~foreign investors are prohibited from investing in the wholesale or retailing business of e-cigarette products, and foreign investment in the production of e-cigarette products is subject to regulatory approval. I~~in addition, according to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), ~~our provision of value-added telecommunication service falls within the restricted category and the equity ownership percentage of foreign investment in the enterprises operating value-added telecommunication service, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business or a call center business, cannot exceed 50%.~~ the value-added telecommunications services conducted through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions. We are a Cayman Islands holding company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to conduct the businesses that are subject to such foreign investment restrictions under PRC laws and regulations. ~~Instead, i~~In line with common practice in industries in the PRC subject to foreign investment restrictions, ~~Accordingly, we operate~~ our businesses in China are operated through the consolidated VIE and its subsidiaries, and we rely on contractual arrangements among our PRC subsidiar~~y~~ies, the consolidated VIE and its shareholders to ~~control the business operations~~ direct activities of the consolidated VIE. The consolidated VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Our company and shareholders may never hold equity interests of the consolidated VIE and its subsidiaries so long as such foreign investment restrictions remain in effect under PRC laws and regulations. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If the VIE were deemed as foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. For more details, see ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.’ Revenues contributed by the consolidated variable interest entity accounted for all of our total revenues for the years of 2019, 2020 and 2021. As used in this annual report, “we,” “us,” “our company” and “our” refer to RLX Technology Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing ~~our~~ operations related to our consolidated financial statements and our consolidated financial information, risk factors and financial results, also include the consolidated variable interest entity Beijing Wuxin Technology Co., Ltd. and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the consolidated VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating company. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure.’

RLX Technology Inc.
August 9, 2022

A series of contractual agreements, including exclusive business cooperation agreement, power of attorney, equity interest pledge agreements, exclusive option agreement, and exclusive assets option agreement have been entered into by and among our subsidiar~~y~~ies, the consolidated VIE and its shareholders. Our Cayman Islands holding company and its subsidiaries do not have legal majority ownership in the VIE, but depend on these contractual arrangements to provide our subsidiary with a ‘controlling financial interest’ in the consolidated VIE, as defined in FASB ASC 810, making it the primary beneficiary of the consolidated VIE for accounting purposes. Terms contained in these contractual arrangements with the consolidated VIE and their respective shareholders are substantially similar, which enable us to (1) have power to direct activities of the consolidated VIE that most significantly affect the economic performance of the consolidated VIE, and (2) receive the economic benefits from the consolidated VIE that could be significant to the consolidated VIE. However, neither RLX Technology Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated VIE, and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIE. As of the date of this annual report, the contractual arrangements with the consolidated VIE have not been tested in a court of law. The contractual arrangements may be less effective than direct ownership and our company may incur substantial costs to enforce the terms of the arrangements. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure’ for more detailed information.

RLX Technology Inc.
August 9, 2022

As advised by our PRC legal counsel, Han Kun Law Offices, subject to the disclosure in this annual report, the terms of the contractual arrangements are valid, binding and enforceable under the PRC laws and regulations currently in effect. Despite the lack of legal majority ownership, our Cayman Island holding company consolidates the consolidated variable interest entity as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity and its subsidiaries as our consolidated entities under U.S. GAAP and we consolidate the financial results of operations, assets and liabilities of the consolidated variable interest entity and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see ‘Item 4. Information on the Company—A. History and Development of the Company. ’

[……]

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. The relevant PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material change in the operations of our company. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.’

[……]

RLX Technology Inc.
August 9, 2022

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC ~~should~~ shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named the company as a ‘Commission-Identified Issuer’ following the filing of the company’s 2021 Form 20-F with the SEC on April 29, 2022.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and Class A ordinary shares. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which proposed to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. If the U.S. House of Representatives passes the same bill and the bill is enacted into law, and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. For more details, see ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors ~~with~~ of the benefits of such inspections’ and ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.’

RLX Technology Inc.
August 9, 2022

Permissions Required From the PRC Authorities for Our Operations

[……]

Furthermore, in connection with offering and listing in an overseas market, as of the date of this annual report, we, our PRC subsidiar~~y~~ies and the consolidated VIE, (i) ~~are~~ have not been required to obtain prior approval or permissions from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any PRC governmental authorities for our historical issuance to foreign investors (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. We, our PRC subsidiar~~y~~ies and the consolidated VIE may be required to fulfill filing procedures and obtain approval from the CSRC, in connection with offering and listing in an overseas market, ~~and may be required~~ to go through cybersecurity review by the CAC, and to fulfill other applicable filing procedures or obtain approval from the State Tobacco Monopoly Administration or other PRC regulatory authorities. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC, the CAC, the State Tobacco Monopoly Administration or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing’ and ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.’

[……]

RLX Technology Inc.
August 9, 2022

Risks Relating to Doing Business in China

[……]

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. ~~Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.~~ In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named the company as a ‘Commission-Identified Issuer’ following the filing of the company’s 2021 Form 20-F with the SEC on April 29, 2022.

RLX Technology Inc.
August 9, 2022

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. ~~On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision.~~ If the U.S. House of Representatives passes the same bill and the bill ~~this provision~~ is enacted into law, and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.”

2.	We note your disclosure on page 3 indicating that terms such as “we,” “us,” “our company” and “our” may refer to RLX Technology Inc. and its subsidiaries, or may refer to or encompass the VIE and its subsidiaries, where disclosures pertain to business operations, financial information, or risk factors.

Please revise disclosures throughout the filing to provide distinct references for the holding company and its subsidiaries, and the VIE and its subsidiaries, so that it is clear to investors which entities disclosures are referencing and which subsidiaries or entities are conducting the business operations. Please refrain from using terms such as “we,” “us,” “our company” and “our” when describing activities or functions of the VIE.

In response to the Staff’s comment, the Company undertakes to revise the following disclosure in the referenced section in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (with deletions shown as strike-through and additions underlined):

“‘we,’ ‘us,’ ‘our company’ and ‘our’ are, prior to the completion of the Restructuring, to the business operated by Relx Inc. inside China and, after the completion of the Restructuring, to RLX Technology Inc., a Cayman Islands holding company and its subsidiaries, and, in the context of describing ~~our~~ operations related to our consolidated financial statements and our consolidated financial information, risk factors and financial results, also include the consolidated variable interest entity Beijing Wuxin Technology Co., Ltd. and its subsidiaries. The variable interest entity and its subsidiaries are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See ‘Item 4. Information on the Company—C. Organizational Structure’ for an illustrative diagram of our corporate structure.’”

RLX Technology Inc.
August 9, 2022

The Company undertakes to refrain from using terms such as “we,” “us,” “our company” and “our” when describing activities or functions of the variable interest entity or its subsidiaries and will revise to “the variable interest entity,” “the variable interest entity and its subsidiaries,” or “we, together with the variable interest entity and its subsidiaries” based on the context to reflect the updated disclosure throughout its future Form 20-F filings.

3.	Please reposition the corporate structure diagram that is currently situated on page 106, or incrementally provide a comparable diagram, identifying the person or entity that owns the equity in each depicted entity, in the forepart of the document.

In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure disclosed in “Item 4. Information of the Company—C. Organizational Structure,” including the footnotes identifying the person or entity that owns the equity in each depicted entity therein, on page 106 of the Form 20-F and make the referenced disclosure at the outset of Item 3 in its future Form 20-F filings.

4.	Please expand the disclosures of the risks associated with (i) your corporate structure and (ii) having the majority of your operations in China, to describe the significant regulatory, liquidity, and enforcement risks, and to provide cross-references to more detailed discussions of these risks that are provided elsewhere in the filing.

Such disclosures should encompass risks and uncertainties arising from the legal system in China including the enforcement of laws, and explain that rules and regulations in China can change quickly, with little advance notice; and that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.

Such disclosures should also acknowledge the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas, and/or foreign investment in China-based issuers, could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

RLX Technology Inc.
August 9, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the following disclosure in the referenced section in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (with deletions shown as strike-through and additions underlined):

“Risks Relating to our Corporate Structure

•	RLX Technology Inc. is not an operating company, but rather a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity. Our Cayman Islands holding company does not conduct business operations directly. We conduct operations in China through (i) our PRC subsidiar~~y~~ies and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in RLX Technology Inc., a Cayman Islands holding company. The contractual arrangements may be less effective than direct ownership and our company may incur substantial costs to enforce the terms of the arrangements. If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The relevant PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material change in the operations of our company. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure—If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.’

•	We rely on contractual arrangements with the consolidated VIE and its shareholders to ~~exercise control over a portion of our business~~ direct activities of the consolidated VIE, which may not be as effective as direct ownership in providing operational control. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure—We rely on contractual arrangements with the consolidated VIE and its shareholders to direct activities of the consolidated VIE, which may not be as effective as direct ownership in providing operational control.’

•	Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.’

•	The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure—The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.’

Risks Relating to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.’

RLX Technology Inc.
August 9, 2022

•	Uncertainties with respect to the PRC legal system could materially and adversely affect us. Since the PRC legal system continues to rapidly evolve and the rules and regulations in China can change quickly, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. Legislation or regulations, particularly in local applications, may be enacted with little prior notice or announcement to the public, which may materially and adversely affect our business, results of operations and financial condition. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.’

•	The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more oversight over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.’

•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors ~~with~~ of the benefits of such inspections. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections.’

•	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named the company as a ‘Commission-Identified Issuer’ following the filing of the company’s 2021 Form 20-F with the SEC on April 29, 2022. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.’

•	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.’

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. All our senior management reside within China for a significant portion of the time and all are PRC nationals. PRC laws may render you unable to enforce a judgment against our assets or the assets of these individuals. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.’”

RLX Technology Inc.
August 9, 2022

5.	Please revise your disclosure to explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies, where Chinese law prohibits direct foreign investment in the operating companies and to clarify that investors may never hold equity interests in the Chinese operating companies.

In response to the Staff’s comment, the Company respectfully proposes to revise the following disclosure in Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (with deletions shown as strike-through and additions underlined):

“RLX Technology Inc. is not an operating company, but rather a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity. Our Cayman Islands holding company does not conduct business operations directly. We conduct ~~our~~ operations in China through (i) our PRC subsidiar~~y~~ies and (ii) the consolidated VIE with which we have maintained contractual arrangements and its subsidiaries. As advised by our PRC legal counsel, Han Kun Law Offices, ~~A~~according to the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarettes Industry (for Trial Implementation), or the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the business of production, sales and distribution of e-vapor products conducted through the consolidated VIE and its subsidiaries are subject to foreign investment restrictions or regulatory approval; ~~foreign investors are prohibited from investing in the wholesale or retailing business of e-cigarette products, and foreign investment in the production of e-cigarette products is subject to regulatory approval. I~~in addition, according to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), ~~our provision of value-added telecommunication service falls within the restricted category and the equity ownership percentage of foreign investment in the enterprises operating value-added telecommunication service, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business or a call center business, cannot exceed 50%.~~ the value-added telecommunications services conducted through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions. We are a Cayman Islands holding company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to conduct the businesses that are subject to such foreign investment restrictions under PRC laws and regulations. ~~Instead, i~~In line with common practice in industries in the PRC subject to foreign investment restrictions, ~~Accordingly, we operate~~ our businesses in China are operated through the consolidated VIE and its subsidiaries, and we rely on contractual arrangements among our PRC subsidiar~~y~~ies, the consolidated VIE and its shareholders to ~~control the business operations~~ direct activities of the consolidated VIE. The consolidated VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Our company and shareholders may never hold equity interests of the consolidated VIE and its subsidiaries so long as such foreign investment restrictions remain in effect under PRC laws and regulations. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If the VIE were deemed as foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. For more details, see ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.’ Revenues contributed by the consolidated variable interest entity accounted for all of our total revenues for the years of 2019, 2020 and 2021. As used in this annual report, “we,” “us,” “our company” and “our” refer to RLX Technology Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing ~~our~~ operations related to our consolidated financial statements and our consolidated financial information, risk factors and financial results, also include the consolidated variable interest entity Beijing Wuxin Technology Co., Ltd. and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the consolidated VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating company. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure.’

[……]

RLX Technology Inc.
August 9, 2022

Risks Relating to our Corporate Structure

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services ~~that we~~ conducted through the consolidated VIE and its subsidiaries are subject to foreign investment restrictions set forth in the 2021 Negative List issued by the MOFCOM, and the NDRC, effective January 2022. The business of production, sales and distribution of e-vapor products ~~that we~~ conducted through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions or regulatory approval under the E-cigarette Industrial Policies and Measures (for Trial Implementation) issued by the State Tobacco Monopoly Administration on April 25, 2022, which came into effect on the same day.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. ~~Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, u~~Under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China~~. Though it does not explicitly classify contractual arrangements as a form~~, and it further stipulates forms of foreign investment, as below:

•	foreign investors set up foreign invested enterprises in China severally or jointly with other investors;

•	foreign investors acquire shares, equity, properties or other similar interests in any domestic enterprise;

•	foreign investors invest in new projects in China severally or jointly with other investors; and

•	foreign investors invest through any other means stipulated in laws, administrative regulations, or provisions of the State Council.

RLX Technology Inc.
August 9, 2022

~~Though it~~ The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, and as of the date of this document, no relevant laws, administrative regulations or provisions of the State Council have incorporated contractual arrangements as a form of foreign investment in the field of the businesses operated by the consolidated VIE and its subsidiaries.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structures of our WFOE and the consolidated VIE in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the consolidated VIE and its shareholders governed by PRC law are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through any other means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions are required to be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.”

Financial Information Related to the Consolidated Variable Interest Entity, page 8

6.	We note that your condensed consolidating schedules include financial information for RLX Technology, Inc. and various unidentified entities or groups, including Other Subsidiaries, Primary Beneficiary of the Consolidated VIE, and Consolidated VIE and its subsidiaries, along with eliminating adjustments and consolidated totals.

Please revise the column headings to identify the specific entities associated with each category, or provide incremental disclosure of the entities associated with each category and their corresponding domiciles along with each tabulation.

RLX Technology Inc.
August 9, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (with deletions shown as strike-through and additions underlined):

“Financial Information Related to the Consolidated Variable Interest Entity

The following tables present~~s~~ the condensed consolidating schedules of financial information for the consolidated variable interest entity and other entities as of the dates presented. The condensed consolidating schedules include financial information for RLX Technology, Inc., our Cayman Islands holding company and various other entities and groups, including Other Subsidiaries, Primary Beneficiary of the Consolidated VIE, and Consolidated VIE and its subsidiaries, along with eliminating adjustments and consolidated totals. The names and domiciles of these entities are enlisted in the table below.

	Entity	Domicile
Primary Beneficiary of the Consolidated VIE	Beijing Yueke Technology Co., Ltd.	PRC
Other Subsidiaries	Park Central Investment Inc.	Cayman Islands
	Park East Investment Inc.	Cayman Islands
	Park Investment HK Limited	Hong Kong
	Relx HK limited	Hong Kong
	Park Technology Investment Inc.	Cayman Islands
	Evercharm Inc.	Cayman Islands
	Evercharm Technology HK Limited	Hong Kong
	Supersmooth Technology HK Limited	Hong Kong
	Ningbo Yueranyike Technology Co., Ltd.	PRC
	Shenzhen Jinyueran Technology Co., Ltd.	PRC
	Shanghai Wuke Information Technology Co., Ltd.	PRC
	Hainan Yuekexin Technology Co., Ltd.	PRC
	Ningbo Jinzheyue Technology Co., Ltd.	PRC
	Shanghai Jinyueyuanlai Technology Co., Ltd.	PRC
	Beijing Jinyueyuanlai Technology Co., Ltd.	PRC
VIE	Beijing Wuxin Technology Co., Ltd.	PRC
Subsidiaries of the VIE	Ningbo Wuxin Information Technology Co., Ltd.	PRC
	Shenzhen Wuxin Technology Co., Ltd.	PRC
	Other 48 VIE’s subsidiaries (1)	PRC

RLX Technology Inc.
August 9, 2022

Note: (1). These entities are subsidiaries of the VIE domiciled in PRC, each and all of which accounted for a fractional percentage of the Group’s revenues. ”

Operating and Financial Review and Prospects

Liquidity and Capital Resources

Cash Flows and Working Capital, page 122

7.	We note your disclosure explaining that you expect to invest a significant portion of the proceeds from your initial public offering in your PRC operations “for general corporate purposes within the business scopes of the consolidated VIE and VIE’s subsidiaries.”

Please expand the disclosures associated with your Condensed Consolidating Balance Sheets on page 10 to identify the functional currencies of the entities within your consolidated group and the currency in which intercompany loans will be denominated.

Please also explain how you will account for changes to the intercompany receivable/payable balances resulting from US Dollar/RMB exchange rate fluctuations, considering the guidance in FASB ASC 830-20-35-2 and 3(b) and FASB ASC 830-30-45-12, and quantify the amount of any cumulative translation adjustments for the PRC entities and the parent company reported in your consolidating schedules.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in the Note (1) to the Condensed Consolidating Balance Sheets on page 10 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“(1) Representing the elimination of inter-group balances among RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE, and the consolidated VIE and its subsidiaries. The functional currency for all PRC entities within the consolidated group is RMB and the functional currency for all non-PRC entities within the consolidated group is US Dollar. All inter-group balances between PRC entities are denominated in RMB and inter-group balances between non-PRC entities are denominated in US Dollar. As of December 31 2020, Relx HK Limited had a net payable of RMB137.4 million to PRC entities denominated in RMB. RLX Technology Inc. had a payable to an PRC entity of RMB0.1 million denominated in USD. As of December 31 2021, Relx HK Limited had receivables of RMB84.6 million (USD 13.3 million) denominated in RMB from PRC entities. RLX Technology Inc. had payables of RMB25.0 million (USD3.9 million) and RMB0.1 million (USD0.01 million) denominated in RMB and USD, respectively, to PRC entities.”

RLX Technology Inc.
August 9, 2022

The Company respectfully advises the Staff that it has considered the guidance under FASB ASC 830-20-35-2 and 3(b) and FASB ASC 830-30-45-12 when accounting for changes to the intercompany receivable/payable balances resulting from US Dollar/RMB exchange rate fluctuations as follows:

According to this guidance, changes to the intercompany receivable/payable balances resulting from US Dollar/RMB exchange rate fluctuations should be included in net income, except for balances that are of a long-term-investment nature (i.e., settlement is not planned or anticipated in the foreseeable future) and should be recorded as translation adjustments. As none of the balances are long term in nature, all changes to intercompany balance have been recorded in others, net in the income statement as disclosed in Note (2) d) to the Significant accounting policies on page F-18.

*     *     *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 182 0133 3801 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Ying (Kate) Wang
Ying (Kate) Wang
Co-founder, Chairperson of the Board of Directors and Chief Executive Officer

cc:	Chao Lu, Chief Financial Officer, RLX Technology Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP